City e-Solutions Limited

RECEIVED

2004 OCT 19 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045603

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

5 October 2004

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

SUPPL

Dear Sir,

We are pleased to enclose a copy of announcement, dated 4 October 2004, for your information:

City e-Solutions Limited
– Appointment of Independent Non-Executive Director & Re-Designation of Director

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

dlw 10/20

File No: 82-366

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND RE-DESIGNATION OF DIRECTOR

The board of directors (the "Board") of City e-Solutions Limited (the "Company") is pleased to announce that Mr. Teoh Teik Kee ("Mr. Teoh") has been appointed as an independent non-executive director of the Company and also as a member of the audit committee of the Company with effect from 30th September, 2004 and Hon. Chan Bernard Charnwut ("Hon. Chan"), previously an independent non-executive director of the Company, was re-designated as a non-executive director of the Company with effect from 30th September, 2004.

Mr. Teoh, aged 45, is a director and co-founder of iSpring Capital Sdn Bhd ("iSpring"), a company specializing in venture capital investment and corporate advisory services. Prior to the establishment of iSpring, Mr. Teoh was the General Manager of Hwang-DBS Securities Bhd ("HDBS"), Shah Alam.

Mr. Teoh is a Chartered Accountant by training, and worked from 1986 to 1990 with KPMG Peat Marwick McLintock in London and with PricewaterhouseCoopers in Singapore. He started his investment banking career in Singapore with the Corporate Finance Department of DBS Bank, Singapore in late 1990. During the period between 1991 and 1993, he was involved in the origination, execution and placement of equity in the Singapore capital market as well as in the provision of regional corporate advisory services. He was transferred to DBS Securities Pte Ltd in 1993 to develop the China investment banking business. In 1996, he joined HDBS to set up its corporate finance division and establish new branch operations in Shah Alam, Malaysia.

Mr. Teoh graduated from Aston University, England with a BSc (Hons) in Managerial and Administrative Studies. He is a member of the Institute of Chartered Accountants in England and Wales as well as a member of the Association of Corporate Treasurers in the United Kingdom.

Mr. Teoh is currently an independent director of Westcomb Financial Group Limited, which is a public company listed on the Official List of the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System (SGX Sesdaq). Save as disclosed above, Mr. Teoh did not hold any other directorships in listed public companies in the last three years.

Mr. Teoh does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. Teoh does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO").

There is no service agreement between the Company and Mr. Teoh, and his term of office is subject to retirement by rotation and re-election in accordance with the Company's Articles of Association. His emoluments will be determined by the Board with reference to the prevailing market conditions.

Hon. Chan, aged 39, has been a director of the Company since 1989 and an independent non-executive director of the Company since 2000. He was appointed a member of the audit committee of the Company on 18 January 2000. Hon. Chan, graduated from Pomona College in California, U.S.A., is a member of the Legislative Council of the Hong Kong Special Administrative Region. He is currently an executive director and the Deputy Managing Director of Asia Financial Group and the President of Asia Insurance. He serves as the Chairman of the Standing Committee on Disciplined Services Salaries & Conditions of Service, a Director of The Hong Kong Mortgage Corporations Ltd. and a Council Member of Lingnan University. He is also a member of the Mandatory Provident Fund Schemes Advisory Committee, Insurance Advisory Committee, Economic & Employment Council and the Committee on Financial Assistance for Family Members of Those Who Sacrifice Their Lives to Save Others. In addition, he serves as the Advisor of Bangkok Bank Ltd., Hong Kong Branch, the Chairman of the Hong Kong-Thailand Business Council, the Chairperson of The Hong Kong Council of Social Service and the Vice Chairperson of the Community Investment & Inclusion Fund Committee.

Hon. Chan is also an executive director and the Deputy Managing Director of Asia Financial Holdings Limited and an independent non-executive director of Peaktop International Holdings Limited, Pioneer Global Group Limited, Yau Lee Holdings Limited and Chen Hsong Holdings Limited, all of which are public companies listed on The Stock Exchange of Hong Kong Limited. He had been an independent non-executive director of IMC Holdings Limited, which was formerly listed on The Stock Exchange of Hong Kong Limited, and resigned on 5 November 2002. Save as disclosed above, Hon. Chan did not hold any other directorships in listed public companies in the last three years.

Hon. Chan does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Hon. Chan has personal interests in 53,850 ordinary shares of the Company within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Hon. Chan, and his term of office is subject to retirement by rotation and re-election in accordance with the Company's Articles of Association. His emoluments will be determined by the Board with reference to the prevailing market conditions.

Save as disclosed above, there are no other matters in relation to the appointment of Mr. Teoh and the re-designation of Hon. Chan that need to be brought to the attention of holders of securities of the Company.

The Board would like to express its warm welcome to Mr. Teoh on his appointment.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 30th September, 2004

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.